

September 20, 2011

Via Facsimile
Alan J. Keifer
Vice President and Controller
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

      Re: **Baker Hughes Incorporated**
              Form 10-K/A for Fiscal Year Ended December 31, 2010
              Filed March 4, 2011
              File No. 1-09397

Dear Mr. Keifer:

      We have reviewed your response letter dated August 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Financial Statements, page 37

Consolidated Statements of Cash Flows, page 43

1.   We have reviewed your response to prior comment two and it appears that the average repair cost of your drill bits, per repair and in total over the lifetime of a drill bit, is significant relative to the range of initial costs of the drill bits. By analogy, FASB ASC 350-30-35-3f. states that "a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life." To help us better understand how your repair activities relate to your determination of useful lives, please describe for us in further detail the repair activities of your PDC drill bits, including the significance of the repaired and replaced components relative to the drill bits taken as a whole before use. In addition, please provide us with an analysis of these repair activities

showing whether there are any indications that the initial cost of any of your PDC drill bits should be expensed after the first use because the repaired drill bit is in substance different from the drill bit before use. Please consider whether it is necessary to stratify your response based upon the different types of PDC drill bits.

Note 1 – Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 44

2.   We have reviewed your response to prior comment three. For each of your different types of rental tools, please provide us a further analysis of your facts and circumstances as it relates to FASB ASC 840-10-15-6a. For example, your rental drill bits, which we believe would be attached to the end of drill string and physically underground during the actual drilling, appear to be operated by the drilling contractor and its personnel who operate the drilling rig, under the authority of your customer. By evidence of actual operation of the rental drill bit by the drilling contractor, the rental drill bit arrangement appears to meet the condition "the purchaser has the ability or right to operate the […] equipment or direct others to operate the […] equipment in a manner it determines." In addition, it appears that a number of the factors you raise in your response are addressed by FASB ASC 840-10-15-8, which states that "agreements that transfer the right to use property, plant, or equipment meet the definition of a lease for purposes of this Topic even though substantial services by the contractor (lessor) may be called for in connection with the operation or maintenance of such assets."

Note 4 – Segment Information, page 50

3.   We have reviewed your response to prior comment four. Based on the information provided in your response and included on your website, it is not clear how the items grouped as Drilling and Evaluation and Completion and Production are similar. Please provide us with additional detail analyzing the similarities and dissimilarities of your products and services to support your presentation. Alternatively, please provide us with sample disclosure showing revenue attributable to each of your product line groups in accordance with FASB ASC 280-10-50-40.

You may contact Michael Fay at 202-551-3812 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3311.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief